FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 8, 2009

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ✓   Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes       No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2009 First Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2009

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris Announces 2009 First Quarter Results

The Financial and Operational Information Contained in This Press Release Is Based on Unaudited Consolidated Condensed Interim Financial Statements Prepared in Accordance With International Financial Reporting Standards (IFRS) and Presented in U.S. dollars

LUXEMBOURG--(Marketwire - May 06, 2009) - Tenaris S.A. (NYSE: TS) (BAE: TS) (MXSE: TS) (MILAN: TEN) ("Tenaris") today announced its results for the quarter ended March 31, 2009 with comparison to its results for the quarter ended March 31, 2008.

Summary of 2009 First Quarter Results

(Comparison with fourth and first quarters of 2008)

	Q1 2009	Q4 2008		Q1 2008
Net sales (US$ million)	2,449.5	3,238.8	(24%)	2,626.2	(7%)
Operating income (US$ million)	678.1	559.3	21%	710.9	(5%)
Net income (US$ million)	393.1	114.5	243%	500.0	(21%)
Shareholders’ net income (US$ million)	366.0	93.7	291%	473.0	(23%)
Earnings per ADS (US$)	0.62	0.16	291%	0.80	(23%)
Earnings per share (US$)	0.31	0.08	291%	0.40	(23%)
EBITDA (US$ million)	799.8	1,191.4	(33%)	845.4	(5%)
EBITDA margin (% of net sales)	33%	37%		32%

Our operating results in the first quarter partially reflect the change in the market environment that has occurred since the third quarter of last year. Shipments, particularly in the U.S. market, were sharply lower. However, selling prices during the period still reflect the effect of price increases set in different market conditions. Our operating income declined 5% year on year but our earnings per share declined further as in the first quarter of 2008 we benefited from a strong result on our equity investment in Ternium (NYSE: TX) which was not repeated this year. Our net financial debt (total financial debt less cash and other current investments) decreased by US$610.7 million to US$781.7 million during the quarter as we focused on reducing inventories in our production system.

Market Background and Outlook

Following their collapse in the second half of 2008 to a low of around US$30 per barrel at the end of the year, global oil prices have recovered slightly and begun to stabilize around a level of US$50 per barrel. Expectations have risen that declining non-OPEC production and OPEC production cuts can offset the decline in global consumption in the ongoing economic contraction. North American gas prices, however, have continued to fall during the first part of 2009 to current levels of around US$3.50 per million BTU as the carry over of 2008 US production increases combined with reduced demand has resulted in high levels of gas in storage.

The international count of active drilling rigs, as published by Baker Hughes, has shown a moderate decline so far this year. It averaged 1,025 during the first quarter of 2009, 6% lower than the fourth quarter of 2008 and 2% lower than the same quarter of the previous year. The corresponding rig count in USA, which is more sensitive to North American gas prices, has plummeted in the year to date and is now down 53% from its high in September 2008. It averaged 1,326 during the first quarter,30% lower than the fourth quarter of 2008 and 25% lower than the first quarter of 2008 and as of May 1, 2009 had fallen to 945. In Canada, the corresponding rig count, which is affected by seasonal drilling patterns, averaged 329 during the quarter, a decrease of 35% compared to first quarter of 2008.

Demand for our pipes from the global energy industry is being affected by the decline in oil and gas drilling activity and the actions taken by customers to adjust to current conditions, including procurement delays and cancellations and the postponement of new project activity. Demand in the US and Canada has been further affected by a continuing surge of Chinese OCTG imports which has resulted in extraordinarily high levels of inventories. Demand from other customers has been affected by the decline in activity in the industrial and power generation segments, particularly in Europe.

Following the high level of shipments for our large-diameter pipes for pipeline projects in South America during 2008, demand is expected to be lower this year reflecting delays and postponements in the implementation of new projects.

Steelmaking raw material costs for our seamless pipe products are expected to slightly decline in the coming quarters. However costs for our North American welded products are being adversely affected by very low production levels and high cost of steel procured under different market conditions.

Considering the decrease in apparent demand and declining prices we expect lower level of sales and EBITDA into the coming quarters.

Annual Shareholders Assembly

The annual general shareholders' meeting of the Company will take place at 11:00 am on June 3, 2009 in Luxembourg. The notice and agenda for the meeting, the shareholder meeting brochure and proxy statement together with the Company's 2008 annual report can be downloaded from our website at www.tenaris.com/investors and may be obtained on request by calling 1-800-555-2470 (within the USA) or + 1-267-468-0786 (outside the USA).

Analysis of 2009 First Quarter Results

Sales volume (metric tons)	Q1 2009	Q1 2008	Increase/(Decrease)
Tubes – Seamless	583,000	691,000	(16%)
Tubes – Welded	110,000	282,000	(61%)
Tubes – Total	693,000	973,000	(29%)
Projects – Welded	84,000	132,000	(36%)
Total	777,000	1,105,000	(30%)

Tubes	Q1 2009	Q1 2008	Increase/(Decrease)
(Net sales - $ million)
North America	1,015.8	832.6	22%
South America	264.5	238.2	11%
Europe	262.6	447.6	(41%)
Middle East & Africa	395.3	475.7	(17%)
Far East & Oceania	167.6	176.6	(5%)
Total net sales ($ million)	2,105.8	2,170.7	(3%)
Cost of sales (% of sales)	53%	54%
Operating income ($ million)	639.8	637.4	0%
Operating income (% of sales)	30%	29%

Net sales of tubular products and services decreased 3% to US$2,105.8 million in the first quarter of 2009, compared to US$2,170.7 million in the first quarter of 2008, as a 29% decrease in sales volume was largely offset by higher average selling prices. In North America, although shipments in Mexico remained stable, in the USA and Canada they were affected by the decline in drilling activity and the extraordinarily high levels of inventories mainly driven by Chinese OCTG imports. Sales in South America increased as higher average selling prices more than offset a decline in volumes sold. In Europe, sales were affected by continuing imports from China which are causing injury to the European pipe industry, a sharp decline in industrial activity, lower demand from distributors serving the process plant sector and lower sales of OCTG products. Sales in the Middle East and Africa declined as sales of OCTG products were lower throughout the region.

Projects	Q1 2009	Q1 2008	Increase/(Decrease)
Net sales ($ million)	222.2	271.7	(18%)
Cost of sales (% of sales)	70%	72%
Operating income ($ million)	49.0	51.3	(4%)
Operating income (% of sales)	22%	19%

Net sales of pipes for pipeline projects decreased 18% to US$222.2 million in the first quarter of 2009, compared to US$271.7 million in the first quarter of 2008, reflecting a lower level of shipments to gas and other pipeline projects in Brazil and Argentina.

Others	Q1 2009	Q1 2008	Increase/(Decrease)
Net sales ($ million)	121.5	183.8	(34%)
Cost of sales (% of sales)	94%	73%
Operating income ($ million)	(10.7)	22.2	(148%)
Operating income (% of sales)	(9%)	12%

Operating income from other products and services resulted in a loss of US$10.7 million in the first quarter of 2009, compared to a gain of US$22.2 million in the first quarter of 2008, as we recorded losses on our electric conduits operations in the USA and our HBI operations in Venezuela.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 16.0% in the quarter ended March 31, 2009 compared to 15.7% in the corresponding quarter of 2008.

Net interest expense decreased to US$36.2 million in the first quarter of 2009 compared to a net interest expense of US$54.8 million in the same period of 2008, mainly reflecting a lower level of net debt.

Other financial results generated a loss of US$37.2 million during the first quarter of 2009, compared to a loss of US$14.3 million during the first quarter of 2008. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are partially offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries' functional currencies (other than the US dollar) and the US dollar in accordance with IFRS.

Equity in earnings of associated companies generated a loss of US$8.5 million in the first quarter of 2009, compared to a gain of US$50.0 million in the first quarter of 2008. These results were derived mainly from our equity investment in Ternium (NYSE: TX).

Income tax charges totalled US$203.1 million in the first quarter of 2009, equivalent to 34% of income from continuing operations before equity in earnings of associated companies and income tax, compared to US$208.6 million, or 33% of income before equity in earnings of associated companies and income tax, in the first quarter of 2008.

Income attributable to minority interest was US$27.0 million in the first quarter of 2009, compared to US$26.9 million in the corresponding quarter of 2008.

Cash Flow and Liquidity

Net cash provided by operations during the first quarter of 2009 was US$763.4 million, compared to US$568.9 million in the first quarter of 2008. Working capital decreased by US$387.9 million during the quarter, as we reduced our inventories by US$527.7 million and our receivables by US$87.9 million, which was partially offset by a decrease in trade payables of US$254.8 million.

Capital expenditures amounted to US$119.8 million for the first quarter of 2009, compared to US$88.5 million in the first quarter of 2008. The increase in investments mainly reflect the progress in our new rolling mill in Mexico.

During the first quarter of 2009, total financial debt decreased by US$151.7 million to US$2,825,4 million at March 31, 2009 from US$2,977.0 million at December 31, 2008, and net financial debt decreased by US$610.7 million to US$781.7 million at March 31, 2009.

Some of the statements contained in this press release are "forward-looking statements". Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Three-month period ended March 31,
	2009	2008
Continuing operations	(Unaudited)
Net sales	2,449,485	2,626,187
Cost of sales	(1,380,415)	(1,500,689)
Gross profit	1,069,070	1,125,498
Selling, general and administrative expenses	(392,355)	(413,594)
Other operating income (expense), net	1,384	(991)
Operating income	678,099	710,913
Interest income	4,613	12,269
Interest expense	(40,827)	(67,092)
Other financial results	(37,233)	(14,302)
Income before equity in earnings of associated companies and income tax	604,652	641,788
Equity in earnings of associated companies	(8,459)	49,994
Income before income tax	596,193	691,782
Income tax	(203,098)	(208,606)
Income for continuing operations	393,095	483,176

Discontinued operations
Income for discontinued operations	-	16,787

Income for the period	393,095	499,963

Attributable to:
Equity holders of the Company	366,047	473,043
Minority interest	27,048	26,920
	393,095	499,963

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At March 31, 2009		At December 31, 2008
	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	2,936,160		2,982,871
Intangible assets, net	3,760,964		3,826,987
Investments in associated companies	501,745		527,007
Other investments	37,727		38,355
Deferred tax assets	370,633		390,323
Receivables	57,214	7,664,443	82,752	7,848,295
Current assets
Inventories	2,563,726		3,091,401
Receivables and prepayments	226,631		251,481
Current tax assets	191,627		201,607
Trade receivables	2,035,348		2,123,296
Other investments	63,113		45,863
Cash and cash equivalents	1,980,586	7,061,031	1,538,769	7,252,417

Total assets		14,725,474		15,100,712
EQUITY
Capital and reserves attributable to the Company’s equity holders		8,399,259		8,176,571
Minority interest		531,681		525,316
Total equity		8,930,940		8,701,887
LIABILITIES
Non-current liabilities
Borrowings	1,174,876		1,241,048
Deferred tax liabilities	1,037,656		1,053,838
Other liabilities	223,929		223,142
Provisions	73,120		89,526
Trade payables	1,216	2,510,797	1,254	2,608,808
Current liabilities
Borrowings	1,650,483		1,735,967
Current tax liabilities	443,604		610,313
Other liabilities	250,667		242,620
Provisions	33,442		28,511
Customer advances	263,571		275,815
Trade payables	641,970	3,283,737	896,791	3,790,017

Total liabilities		5,794,534		6,398,825

Total equity and liabilities		14,725,474		15,100,712

Consolidated Condensed Interim Statement of Cash Flows

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2009	2008
	(Unaudited)
Cash flows from operating activities
Income for the period	393,095	499,963
Adjustments for:
Depreciation and amortization	121,741	134,483
Income tax accruals less payments	(150,496)	107,538
Equity in earnings of associated companies	8,459	(49,994)
Interest accruals less payments, net	24,167	54,308
Changes in provisions	(11,475)	7,496
Changes in working capital	387,945	(218,720)
Other, including currency translation adjustment	(9,989)	33,857
Net cash provided by operating activities	763,447	568,931

Cash flows from investing activities
Capital expenditures	(119,829)	(88,455)
Acquisitions of minority interest	(5,942)	(1,026)
Proceeds from disposal of property, plant and equipment and intangible assets	2,579	5,007
Investments in short terms securities	(17,250)	(47,918)
Dividends and distributions received from associated companies	940	-
Other	-	(3,428)
Net cash (used in) investing activities	(139,502)	(135,820)

Cash flows from financing activities
Proceeds from borrowings	194,745	130,387
Repayments of borrowings	(340,683)	(490,277)
Net cash (used in) financing activities	(145,938)	(359,890)
Increase in cash and cash equivalents	478,007	73,221

Movement in cash and cash equivalents
At the beginning of the period	1,525,022	954,303
Effect of exchange rate changes	(34,322)	45,461
Increase in cash and cash equivalents	478,007	73,221
At March 31,	1,968,707	1,072,985

Cash and cash equivalents	At March 31,
	2009	2008
Cash and bank deposits	1,980,586	1,080,555
Bank overdrafts	(11,879)	(7,570)
	1,968,707	1,072,985

Giovanni Sardagna
Tenaris
1-888-300-5432
www.tenaris.com